FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Alexander           Patrick              L
-----------------------------------------------------
   (Last)            (First)            (Middle)

   2801 Brad Lane
-----------------------------------------------------
                     (Street)

   Manhattan               KS               66502
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

  MNB Bancshares, Inc.  MNBB

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________
4. Statement for Month/Year

   June, 1999

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [x] Director
   [x] Officer (give title below)(1)
   [ ] Other (specify below)

   President and Chief Executive Officer
   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned
----------------------------------------------------------------------------
--------------------------------------------

          1.                2.           3.                     4.
------------------    --------    ----------   ------------------------------


                         Trans-      Trans-          Securities Acquired (A)
                         action      action          or Disposed of (D)
                         Date        Code            (Instr. 3, 4 and 5)
Title of                 (Month/     (Instr. 8)   ---------------------------
Security                  Day/       ----------     Amount    (A) or    Price
(Instr. 3)                Year)      Code   V                   (D)

------------------    --------    ----  ----   -----------  ------  ---------
Common Stock		6/1/99	      M	    V	  7,000		 A     3.9176



     5.(2)        6.          7.
-----------   ----------  ----------
Amount of     Owner-
Securities    ship
Beneficially  Form:
Owned at      Direct      Nature of
End of        (D) or      Indirect
Month         Indirect    Beneficial
(Instr.       (I)         Ownership
3 and 4)      (Instr. 4)  (Instr. 4)
   (6)
-----------   ----------  ----------
58,563	       D




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed
                     of, or Beneficially Owned (e.g. puts, calls,
                     warrants, options, convertible securities)
---------------------------------------------------------------------
---------------------------------------------------------

1.        2.       3.        4.        5.            6.
--------  -------- --------  --------  ----------    ------------
Title of  Conver-  Trans-    Trans-     Number of    Date Exer-
Deriva-   sion or  action    action     Derivative   cisable and
tive      Exercise Date      Code       Securities   Expiration
Security           (Month/   (Instr.8)  Acquired (A) Date (Month/
(Instr.3)          Day/Year)            or Disposed  Day/Year)
                                        of (D)
                                        (Instr. 3,4  --------------
                              --------   ----------  Date     Date
                                                     Exercis- Expir-
                                                     able     ation
                             Code  V   (A)   (D)
--------- -------- --------  ---- ---  ----  ----    -------  -----
Stock Opts  3.9176   6/1/99    M    V        7,000  11/15/93  01/05/03

 7.             8.        9.         10.       11.
-------------  ------   ----------  --------- ----------
Title and      Price    Number of    Ownership Nature of
Amount of      of       Derivative   Form of   Indirect
Underlying     Deriv-   Securities   Deriv-    Benefi-
Securities     ative    Benefi-      ative     cial
Instr. 3       Secur-   cially       Security: Owner-
and 4)         ity      Owned at     Direct(D) ship
-------------- (Instr.5)End of       or Indir- (Instr.4)
       Amount           Month        ect (I)
       or               (Instr.4)    (Instr.4)
       number            (6)
Title  of Shares
-----  ------   ------  ----------  --------  ----------
 CS     7,000             26,375        D







Explanation of Responses:

[FN]
1.  Of Issuer and Issuer's wholly-owned subsidiary, Security National Bank.
2.  Shares received from 5% stock dividend paid August 10, 1998.
3. ESOP allocations for 1997, including shares received from 5% stock dividend May 15, 1997 & Company's two-for-one stock split 2/9/98, notification letter from administrator dated April 24, 1998.
4. Exercise price reflects adjustments for stock dividends, and Company's two-for-one stock split 2/9/98.
5.  Amounts reflect shares received for Company's two-for-one stock split
    2/9/98.



               /s/ Patrick L. Alexander
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.